                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                                PRESSTEK, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 741113  10  4
           --------------------------------------------------------
                                (CUSIP Number)

                           Russell H. Harbaugh, Jr.
                         1300 Williams Center Tower I
                             One West Third Street
                                Tulsa, OK 74103
                                (918) 584-1978
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 6, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN C. OXLEY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,599,750
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,599,750
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,599,750

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.95%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                    PAGE 3 OF 12 PAGES
-----------------------                                  --------------------


                          Item 1. Security and Issuer
                          ---------------------------

     This Amendment No. 3 amends the statement on Schedule 13D which was filed on February 25, 1997, Amendment No. 1 thereto which was filed on November 14, 1997, and Amendment No. 2 thereto which was filed on November 30, 1998, and relates to the Common Stock, par value $.01 per share of Presstek, Inc., a Delaware corporation (the "Company") whose principal executive offices are located at 8 Commercial Street, Hudson, New Hampshire 03051.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D or Amendment Nos. 1 and 2 thereto.

                        Item 2. Identity and Background
                        -------------------------------

     No change.

           Item 3. Source and Amount of Funds or Other consideration
           ---------------------------------------------------------

     No change.

                         Item 4. Purpose of Transaction
                         ------------------------------

     No change.
                  Item 5. Interest in Securities of the Issuer
                  --------------------------------------------

     (a) By reason of (i) his serving as a Co-Executor of the Oxley Estate (ii) his being a Co-Trustee of the Oxley Foundation and (iii) his being 60% owner of Boca Polo, Inc., a Nevada corporation ("Boca Polo"), Mr. Oxley may be deemed to be the beneficial owner of 1,599,750 shares of Common Stock of the Company, representing approximately 4.95% of the outstanding shares of Common Stock (based on 32,307,563 shares of Common Stock outstanding as of March 10, 1999, as reflected in the Company's Form 10-K filed with the Securities and Exchange Commission). Pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Oxley disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate and the Oxley Foundation.

     (b) Mr. Oxley has shared voting power and shared dispositive power with respect to the aggregate 1,599,750 shares held by the Oxley Estate, Oxley Foundation and Boca Polo.

          With respect to the shares held by the Oxley Estate, Mr. Oxley shares voting and dispositive powers with Thomas E. Oxley and Charles C. Killin. Certain information with respect to Thomas E. Oxley and Mr. Killin remains unchanged from the information on Schedule 13D filed February 25, 1997.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                    PAGE 4 OF 12 PAGES
-----------------------                                  --------------------

          With respect to the shares of Common Stock held by the Oxley Foundation, Mr. Oxley shares voting and dispositive powers with Mary Jane Oxley Tritsch. Certain information with respect to Mrs. Tritsch remains unchanged from the information on Schedule 13D filed February 25, 1997.

          With respect to the shares of Common Stock held by Boca Polo, Mr. Oxley shares voting and dispositive powers with Thomas E. Oxley. Certain information with respect to Mr. Thomas Oxley remains unchanged from the information on Schedule 13D filed February 25, 1997.

     (c) On June 6, 1997, John C. Oxley, the Oxley Foundation and Boca Polo, each entered into a Master Securities Loan Agreement with The Goldman Sachs Trust Company ("Goldman Sachs"), pursuant to which the shares of the Common Stock of the Company were loaned to Goldman Sachs. As of the close of business on November 30, 1998, the following shares were loaned to Goldman
     Sachs:

                John C. Oxley                       24,200 shares
                Oxley Foundation                   303,600 shares


     Since November 30, 1998, the following transactions were effected regarding the Common Stock of the Company.

Shares Held by Boca Polo
------------------------

                                                          No. of        Price
Date             Type of Transaction                      Shares      Per Share
----             -------------------                      ------      ---------

02/03/1999       Sale of shares in the open market         1,000       $9.3125
02/04/1999       Sale of shares in the open market         1,000       $9.25
02/05/1999       Sale of shares in the open market         1,000       $9.625
02/08/1999       Sale of shares in the open market           500       $9.6875
02/08/1999       Sale of shares in the open market           500       $9.75
02/09/1999       Sale of shares in the open market         1,000       $9.75
02/10/1999       Sale of shares in the open market         1,000       $9.0625
02/11/1999       Sale of shares in the open market         1,000       $9.00
02/12/1999       Sale of shares in the open market         1,000       $9.375
02/16/1999       Sale of shares in the open market         1,000      $10.125
02/17/1999       Sale of shares in the open market         1,000       $9.8125
02/18/1999       Sale of shares in the open market         1,000       $9.15625

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                   PAGE  5 OF 12 PAGES
-----------------------                                  --------------------


                                                          No. of        Price
Date             Type of Transaction                      Shares      Per Share
----             -------------------                      ------      ---------

03/05/1999       Sale of shares in the open market         1,000       $7.5625
03/08/1999       Sale of shares in the open market         1,000       $8.125
03/09/1999       Sale of shares in the open market         1,000       $8.00
03/10/1999       Sale of shares in the open market         1,000       $7.625
03/11/1999       Sale of shares in the open market         1,000       $8.00
03/12/1999       Sale of shares in the open market         1,000       $7.875
03/15/1999       Sale of shares in the open market         1,000       $8.00
03/16/1999       Sale of shares in the open market         1,000       $8.0625
03/17/1999       Sale of shares in the open market         1,000       $8.50
03/18/1999       Sale of shares in the open market         1,000       $8.00
03/19/1999       Sale of shares in the open market         1,000       $8.125
03/22/1999       Sale of shares in the open market         1,000       $8.00
03/23/1999       Sale of shares in the open market           300       $7.625
03/23/1999       Sale of shares in the open market           700       $7.50
03/24/1999       Sale of shares in the open market         1,000       $7.50
03/25/1999       Sale of shares in the open market           600       $7.6875
03/25/1999       Sale of shares in the open market           400       $7.625
03/26/1999       Sale of shares in the open market         1,000       $7.625
03/29/1999       Sale of shares in the open market         1,000       $7.625
03/30/1999       Sale of shares in the open market         1,000       $7.50
03/31/1999       Sale of shares in the open market         1,000       $8.25
04/01/1999       Sale of shares in the open market         1,000       $8.00
04/05/1999       Sale of shares in the open market         1,000       $8.625
04/06/1999       Sale of shares in the open market         1,000       $8.25
04/07/1999       Sale of shares in the open market         1,000       $7.75
04/08/1999       Sale of shares in the open market         1,000       $7.8125
04/09/1999       Sale of shares in the open market         1,000       $8.0625

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                    PAGE 6 OF 12 PAGES
-----------------------                                  --------------------


                                                          No. of        Price
Date             Type of Transaction                      Shares      Per Share
----             -------------------                      ------      ---------

04/12/1999       Sale of shares in the open market           900       $7.625
04/12/1999       Sale of shares in the open market           100       $7.875
04/13/1999       Sale of shares in the open market         1,000       $7.50
04/14/1999       Sale of shares in the open market         1,000       $7.50
04/15/1999       Sale of shares in the open market           500       $7.3125
04/15/1999       Sale of shares in the open market           500       $7.25
04/16/1999       Sale of shares in the open market         1,000       $7.25
04/19/1999       Sale of shares in the open market         1,000       $7.25
04/20/1999       Sale of shares in the open market         1,000       $7.00
04/21/1999       Sale of shares in the open market         1,000       $7.125
04/22/1999       Sale of shares in the open market         1,000       $7.00
04/23/1999       Sale of shares in the open market         1,000       $7.125
04/26/1999       Sale of shares in the open market         1,000       $7.00
04/27/1999       Sale of shares in the open market         1,000       $7.50
04/28/1999       Sale of shares in the open market         1,000       $7.875
04/29/1999       Sale of shares in the open market           100       $8.25
04/29/1999       Sale of shares in the open market           900       $8.125
04/30/1999       Sale of shares in the open market           600       $7.75
04/30/1999       Sale of shares in the open market           400       $7.4375
05/03/1999       Sale of shares in the open market         1,000       $7.375
05/04/1999       Sale of shares in the open market         1,000       $7.25
05/05/1999       Sale of shares in the open market         1,000       $7.125
05/06/1999       Sale of shares in the open market         1,000       $7.0625
05/07/1999       Sale of shares in the open market         1,000       $7.3125
05/10/1999       Sale of shares in the open market         1,000       $7.50
05/11/1999       Sale of shares in the open market           800       $7.0625
05/11/1999       Sale of shares in the open market           200       $7.125

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                    PAGE 7 OF 12 PAGES
-----------------------                                  --------------------


Shares Held by John C. Oxley
----------------------------
                                                          No. of     Price
Date        Type of Transaction                           Shares   Per Share
----        -------------------                           ------   ---------

03/05/1999  Sale of shares in the open market              1,000    $7.625
03/05/1999  Sale of shares in the open market              3,000    $7.50
03/08/1999  Return of loaned shares from Goldman Sachs    24,200      N/A
03/08/1999  Sale of shares in the open market              4,000    $7.50
03/09/1999  Sale of shares in the open market                500    $8.125
03/09/1999  Sale of shares in the open market              3,500    $8.00
03/10/1999  Sale of shares in the open market              4,000    $7.75
03/11/1999  Sale of shares in the open market              2,000    $7.875
03/11/1999  Sale of shares in the open market              2,000    $8.00
03/12/1999  Sale of shares in the open market              1,800    $7.875
03/12/1999  Sale of shares in the open market              2,200    $8.00
03/12/1999  Sale of shares in the open market                200    $8.0625



Shares Held by Oxley Foundation
-------------------------------
                                                          No. of     Price
Date        Type of Transaction                           Shares   Per Share
----        -------------------                           ------   ---------

02/09/1999  Return of loaned shares from Goldman Sachs     29,000     N/A
02/09/1999  Sale of shares in the open market               1,000   $9.25
02/10/1999  Sale of shares in the open market               1,000   $9.00
02/11/1999  Sale of shares in the open market                 300   $9.1875
02/11/1999  Sale of shares in the open market                 700   $9.125
02/11/1999  Sale of shares in the open market               1,000   $9.1875
02/11/1999  Sale of shares in the open market               3,000   $9.375

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                    PAGE 8 OF 12 PAGES
-----------------------                                  --------------------

                                                          No. of     Price
Date        Type of Transaction                           Shares   Per Share
----        -------------------                           ------   ---------

02/12/1999  Sale of shares in the open market               1,500   $9.375
02/12/1999  Sale of shares in the open market               3,500   $9.375
02/16/1999  Sale of shares in the open market               2,000  $10.125
02/16/1999  Sale of shares in the open market               2,000  $10.125
02/16/1999  Sale of shares in the open market               1,000  $10.125
02/17/1999  Sale of shares in the open market               2,000   $9.8125
02/17/1999  Sale of shares in the open market               3,000   $9.75
02/18/1999  Sale of shares in the open market               3,000   $9.15625
02/18/1999  Return of loaned shares from Goldman Sachs    105,850     N/A
03/05/1999  Sale of shares in the open market               2,000   $7.5625
03/05/1999  Sale of shares in the open market               3,000   $7.5
03/08/1999  Sale of shares in the open market               3,000   $8.125
03/08/1999  Sale of shares in the open market               2,000   $8.125
03/09/1999  Sale of shares in the open market               2,700   $7.75
03/09/1999  Sale of shares in the open market                 300   $8.25
03/09/1999  Sale of shares in the open market                 500   $8.00
03/09/1999  Sale of shares in the open market               1,500   $8.00
03/10/1999  Sale of shares in the open market               1,400   $7.625
03/10/1999  Sale of shares in the open market               1,600   $7.625
03/10/1999  Sale of shares in the open market               2,000   $7.625
03/11/1999  Sale of shares in the open market               1,500   $8.125
03/11/1999  Sale of shares in the open market                 500   $8.125
03/11/1999  Sale of shares in the open market               2,700   $8.00
03/11/1999  Sale of shares in the open market                 300   $8.00
03/12/1999  Sale of shares in the open market               2,500   $7.875
03/12/1999  Sale of shares in the open market               1,500   $7.9375
03/12/1999  Sale of shares in the open market               1,000   $7.9375

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                    PAGE 9 OF 12 PAGES
-----------------------                                  --------------------


                                                          No. of     Price
Date        Type of Transaction                           Shares   Per Share
----        -------------------                           ------   ---------

03/15/1999  Sale of shares in the open market               2,000   $8.00
03/15/1999  Sale of shares in the open market               1,000   $8.00
03/15/1999  Sale of shares in the open market               1,000   $8.00
03/15/1999  Sale of shares in the open market               1,000   $8.00
03/16/1999  Sale of shares in the open market               3,000   $8.25
03/16/1999  Sale of shares in the open market               2,000   $8.375
03/17/1999  Sale of shares in the open market               3,000   $8.4375
03/17/1999  Sale of shares in the open market                 500   $8.50
03/17/1999  Sale of shares in the open market               1,500   $8.3125
03/18/1999  Sale of shares in the open market               5,000   $8.00
03/19/1999  Sale of shares in the open market               5,000   $8.125
03/22/1999  Sale of shares in the open market               5,000   $7.625
03/23/1999  Sale of shares in the open market               1,000   $7.5625
03/23/1999  Sale of shares in the open market               4,000   $7.50
03/24/1999  Sale of shares in the open market               5,000   $7.50
03/25/1999  Sale of shares in the open market               1,000   $7.625
03/25/1999  Sale of shares in the open market               1,000   $7.75
03/25/1999  Sale of shares in the open market               3,000   $7.8125
03/26/1999  Sale of shares in the open market               2,000   $7.5625
03/26/1999  Sale of shares in the open market               3,000   $7.625
03/29/1999  Sale of shares in the open market               5,000   $7.625
03/30/1999  Sale of shares in the open market                 110   $7.50
03/30/1999  Sale of shares in the open market               4,890   $7.4375
03/31/1999  Sale of shares in the open market               5,000   $8.25
03/31/1999  Return of loaned shares from Goldman Sachs    160,000     N/A
04/01/1999  Sale of shares in the open market               5,000   $8.0625
04/05/1999  Sale of shares in the open market               1,000   $8.875

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                   PAGE 10 OF 12 PAGES
-----------------------                                  --------------------

                                                          No. of     Price
Date        Type of Transaction                           Shares   Per Share
----        -------------------                           ------   ---------

04/05/1999  Sale of shares in the open market               2,000   $8.75
04/05/1999  Sale of shares in the open market               2,000   $8.5625
04/06/1999  Sale of shares in the open market               5,000   $8.125
04/07/1999  Sale of shares in the open market               2,500   $7.75
04/07/1999  Sale of shares in the open market               2,500   $7.6875
04/08/1999  Sale of shares in the open market               2,500   $7.875
04/08/1999  Sale of shares in the open market               3,000   $7.875
04/09/1999  Sale of shares in the open market               2,500   $8.00
04/09/1999  Sale of shares in the open market               2,500   $7.8125
04/12/1999  Sale of shares in the open market               5,000   $7.75
04/13/1999  Sale of shares in the open market               5,000   $7.5625
04/14/1999  Sale of shares in the open market               4,500   $7.375
04/14/1999  Sale of shares in the open market                 500   $7.50
04/15/1999  Sale of shares in the open market               3,000   $7.25
04/15/1999  Sale of shares in the open market               2,000   $7.375
04/16/1999  Sale of shares in the open market               1,000   $7.25
04/16/1999  Sale of shares in the open market               2,000   $7.125
04/16/1999  Sale of shares in the open market               2,000   $7.0625
04/19/1999  Sale of shares in the open market               3,000   $7.25
04/19/1999  Sale of shares in the open market               2,000   $7.125
04/20/1999  Sale of shares in the open market               5,000   $7.00
04/21/1999  Sale of shares in the open market               3,100   $7.125
04/21/1999  Sale of shares in the open market               1,900   $7.00
04/22/1999  Sale of shares in the open market               5,000   $7.00
04/23/1999  Sale of shares in the open market               5,000   $7.0625
04/26/1999  Sale of shares in the open market               3,800   $7.00
04/26/1999  Sale of shares in the open market               1,200   $7.0625

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                   PAGE 11 OF 12 PAGES
-----------------------                                  --------------------

                                                          No. of     Price
Date        Type of Transaction                           Shares   Per Share
----        -------------------                           ------   ---------

04/27/1999  Sale of shares in the open market               5,000   $7.375
04/28/1999  Sale of shares in the open market               5,000   $8.125
04/29/1999  Sale of shares in the open market               1,300   $8.00
04/29/1999  Sale of shares in the open market               1,100   $8.1875
04/29/1999  Sale of shares in the open market               2,600   $8.125
04/30/1999  Sale of shares in the open market               5,000   $7.625
05/03/1999  Sale of shares in the open market               2,000   $7.375
05/03/1999  Sale of shares in the open market               3,000   $7.25
05/04/1999  Sale of shares in the open market               1,800   $7.03125
05/04/1999  Sale of shares in the open market               3,200   $7.25
05/05/1999  Sale of shares in the open market               3,400   $7.00
05/05/1999  Sale of shares in the open market               1,600   $7.125
05/06/1999  Sale of shares in the open market               3,500   $7.0625
05/06/1999  Sale of shares in the open market                 600   $7.125
05/06/1999  Sale of shares in the open market                 900   $7.03125
05/07/1999  Sale of shares in the open market               4,000   $7.3125
05/07/1999  Sale of shares in the open market               1,000   $7.50
05/10/1999  Sale of shares in the open market               2,100   $7.50
05/10/1999  Sale of shares in the open market               2,500   $7.375
05/10/1999  Sale of shares in the open market                 400   $7.3125
05/11/1999  Sale of shares in the open market               5,000   $7.0625


     (d)  None.

     (e)  N/A.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 741113  10  4                                   PAGE 12 OF 12 PAGES
-----------------------                                  --------------------


              Item 6. Contracts, Arrangements, Understandings or
              --------------------------------------------------
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

     No change.

                   Item 7. Material to be Filed as Exhibits
                   ----------------------------------------

     None.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          /s/ John C. Oxley
                                       ------------------------------------
                                              John C. Oxley


Date:  May 11, 1999